

July 20, 2010

Gary S. Ohlbaum
President and Chief Executive Officer
By Design, Inc.
2519 East Kentucky Ave.
Denver, CO 80209

> **Re:** **By Design, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Supplemental response dated July 19, 2010**
> **File No. 000-53220**

Dear Mr. Ohlbaum:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Spencer G. Feldman
        Greenberg Traurig, LLP
        Via Facsimile: (212) 801-6400